GRAND CHINA ENERGY GROUP LIMITED

(Former name: SGB INTERNATIONAL HOLDINGS INC.)

Room 1601 16/F China Taiping Tower Phase II
8 Sunning Road Causeway Bay
Hong Kong

Tel: +852 36918831

August 26, 2014

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Grand China Energy Group Limited. (Former name: SGB International Holdings Inc.,the “Company”)
Form 10-K for the Year Ended December 31, 2013
Filed April 15, 2014
File No. 000-53490

Dear Ms. Jenkins:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Grand China Energy Group Limited. (Former name: SGB International Holdings Inc., the “Company”) dated July 31, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Year Ended December 31, 2013

Item 1. Business, page 3

1. We note your statement on page F-23 that your company has one operating segment and one geographical segment located in Canada. Please revise your filing and describe these segments according to the disclosure requirements of Item 101 of Regulation S-K.

Response:

On December 19, 2013 the Company has sold all the equity of its subsidiaries, Dragon International Resources Group Co (“Dragon international”) and Fujian Huilong Coal Mine Co., Ltd (“Fuijian Huilong”) with the decision of the shareholders at the shareholder’s meeting held in October 2013. The Company has made such decision because we have found the current mining equipment and machines are too old to be replaced, and the current mine right cannot provide us the coal up to the standard for our clients and the cost of mining has been increasing.

After December 19, 2013 even though Dragon international and Fuijian Huilong are sold, the Company has still remained to conduct its business through other subsidiaries to its existing clients by procuring from external market and has been remained the same way until now. The Company therefore has no business segment developed during the year and no further disclosure on the new operation segment or geographical segment is required.

Accordingly, the Company has updated the disclosure of “Item 1 Business” in the Amendment No. 1 (Amendment) to its Annual Report on Form 10-K for the year ended December 31, 2013.

Financial statements Note 17 “Segment Information” of the Amendment has been revised as the following:

Even the Company disposed its subsidiaries on December 19, 2013 as disclosed in note 4, the Company has remained to conduct its business to the existing clients by procuring from external market through its subsidiary before the year end of 2013. The company reassessed its operation and considers the company was still in one single operating segment as at December 31, 2013

The Company derives its revenues from one customer. The customers from which more than 10% of total revenue has been derived and the percentage of total revenue from those customers is summarized as follows:

	2013 US$	2012 US$

Customer A	200,000	-

Percentage of total revenue	100%	-

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 46

Results of Operations of SGB International for the years ended December 31, 2013 and 2012

Cost of sales, page 46

2. We note your statements that you have sold your interest in Dragon International and its wholly owned subsidiary Fujian Huilong in December 2013 in this section and elsewhere in your filing. Please revise your filing and state clearly and prominently in your property description that this sale has occurred and that you no longer have proven and/or probable reserves.

Response:

We have updated the disclosure of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Amendment to present clearly what has happened and has changed in the company after December 19, 2013. Under MD&A, we have done some amendment on the part of Net Sales and add a part of Property Description to provide more information of the situation of the Company after December 19, 2013and until December 31, 2013.

Item 8. Financial Statements and Supplemental Data, page 48

Report of Independent Registered Public Accounting Firm, page 49

3. Please amend your filing to include the report of the independent accountant who audited the financial statements as of and for the year ended December 31, 2012. Rule 8-02 of Regulation S-X requires two years of audited financial statements and evidence of the required audit is provided by filing the applicable audit report(s).

Response:

The year 2012 audit report of MNP LLP has been filed with the Amendment.

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Notes to Consolidated Financial Statements, page F-7

Note 3. Discontinued Operations, page F-15

4. It appears you accounted for the sale of your interest in Dragon International and its wholly-owned subsidiary Fujian Huilong as the disposal of a component of an entity. Please separately present the assets and liabilities of your discontinued operations in the asset and liability sections of your December 31, 2012 balance sheet. Refer to FASB ASC 205-20-45-10.

Response:

In the Amendment, we have updated the part of Note 3– Discontinued operations as requested.

Form 10-Q for the Quarter Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations for the three months ended March 31, 2014 and 2013

5. You recorded $489,015 in revenue in the quarter ended March 31, 2014. Dragon International and Fujian Huilong were disposed of in December 2013. Please expand your disclosure in the future filings to describe the sources of your revenue recognized. Please provide us with your proposed disclosures.

Response:

We have updated the filing to present more clearly of the company operation in the second quarter Form 10-Q. Please refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q filed with the Commission on August 18, 2014.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Company counsel Crone Kline Rinde, Attn: Mark E. Crone, at (212) 574-8131.

Yours truly,

GRAND CHINA ENERGY GROUP LIMITED

By:	/s/ Shibi Chen
Name: Shibi Chen
Title: Chief Executive Officer

Enclosures

CC: Mark E. Crone

Crone Kline Rinde